AVINO SILVER & GOLD MINES LTD.

	T 604.682.3701	Suite 400, 455 Granville Street	ir@avino.com
	F 604.682.3600	Vancouver, BC V6C 1T1	www.avino.com

November 09, 2010	TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

AVINO SAMPLES UP TO 13.95 G/T AU, 842 G/T AG AT SAN GONZALO

Avino Silver and Gold Mines (Avino) is pleased to report on progress from its bulk sampling program at the San Gonzalo mine northeast of Durango, Mexico.

As Avino reported in its October 13th news release, two raises were driven to connect the lower level 2 (2260m elevation) with the upper level 1 (2306m elevation).  The assays from initial sampling in the eastern raise have now been retrieved.  Location of these channel samples can be viewed on Avino’s website.

Line	Width (m)	Gold g/t	Silver g/t	Lead g/t	Zinc g/t	Copper g/t

1	0.75	1.112	227	4012	1772	930
2	1.10	3.621	508	7007	4295	657
3	1.05	2.243	384	4817	718	1263
4	1.25	6.120	216	2563	1206	2398
(Includes):	0.80	1.715	222.2	1828	1014	292
	0.45	13.95	203.7	3870	1548	6141
5	1.15	2.221	380	5712	1330	1689
(Includes):	0.65	1.899	93.4	182	266	153
	0.50	2.639	752.2	12900	2714	3685
6	1.25	1.436	260	3921	1925	852
7	1.30	1.391	727	5667	1305	448
(includes):	0.75	1.608	728.9	2122	1384	538
	0.55	1.095	724.9	10500	1198	326
8	1.15	0.670	313	1656	1339	667
9	1.10	1.413	344	4322	904	1394
10	1.25	2.078	276	12255	1762	891
11	1.60	1.077	315	2339	482	815
12	1.30	3.642	514	5893	698	745
(includes):	0.60	2.74	672.6	10600	1120	1352
	0.70	4.416	378.5	1859	337	225
13	1.35	1.698	707	3323	610	372
14	1.65	1.493	422	4202	896	258

(includes):	0.60	2.644	242.6	8349	1267	411
	0.50	1.181	842.1	2328	862	214
	0.55	0.52	234.7	1382	522	132
15	1.10	1.518	588	2304	610	173
(includes):	0.55	1.895	845.7	3570	914	253
	0.55	1.14	329.9	1037	306	93
16	1.60	1.122	366	3234	824	334
17	1.30	4.030	171	10609	633	509
(includes):	0.65	6.852	98.6	20000	855	845
	0.65	1.207	243.2	1218	410	172
18	1.25	1.769	224	12334	1161	1091
Average:	1.25	2.135	389	5313	1197	831

(The full sampling results can be viewed on Avino’s website)

Samples are from channels cut across the San Gonzalo 1 vein.  The samples were assayed by Inspectorate Labs.  Samples were crushed and ground in Durango with pulps assayed in Richmond BC using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver,  Aqua Regia digestion and ICP for base metals.

Avino’s mine staff report that approximately 2000 tonnes of mineralized vein rock have been broken from stope 2-140 so far, which is calculated to grade 1.9g/t gold and 340 g/t silver.

This compares well with the originally inferred resource (Orequest August 31, 2009 43101 compliant report) which estimated 444,250 tonnes at San Gonzalo grading 2.61 g/t gold, 322 g/t silver, 1% lead and 1.5% zinc.

Avino’s mill has now completed processing the stockpiled copper ore from the original mining operation on the ET zone and will now undergo a two week maintenance upgrade prior to starting milling of the San Gonzalo material.

Founded in 1968, Avino has established a long record of mining and exploration in Mexico. The Company's focus is to bring the property to production. Avino remains well funded.

For more information on the San Gonzalo project, visit the Company’s website at www.avino.com

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.